SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SunEdison, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

86732Y109
(CUSIP Number)

Greenlight Capital, Inc.
140 East 45th Street, Floor 24
New York, New York 10017
Telephone: (212) 973-1900
Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven Gartner, Esq.
Tariq Mundiya, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

January 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86732Y109	Page 2 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Greenlight Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF,WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,807,651 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,807,651 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,807,651 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON IA

(1) This number includes (i) 907,500 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 983,393 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 1,732,932 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 3 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS DME Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,910,744 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,910,744 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,910,744 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON IA

(2) This number includes (i) 200,024 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 217,671 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 382,533 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 4 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS DME Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,223,781 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,223,781 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,223,781 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (3)
14	TYPE OF REPORTING PERSON IA

(3) This number includes (i) 414,606 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 454,878 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 803,866 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 5 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS DME Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,134,525 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,134,525 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,134,525 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (4)
14	TYPE OF REPORTING PERSON HC

(4) This number includes (i) 614,630 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 672,549 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 1,186,399 shares of Common Stock issuable upon conversion of the outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

CUSIP No. 86732Y109	Page 6 of 8 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,151,576 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,151,576 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,151,576 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (5)
14	TYPE OF REPORTING PERSON HC

(5) This number includes (i) 1,522,130 shares of Common Stock issuable upon conversion of the outstanding 2.00% Convertible Senior Notes due 2018 owned by the Reporting Person, (ii) 1,655,942 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Person and (iii) 2,919,331shares of Common Stock issuable upon the conversion of outstanding 5.00% Senior Secured Convertible Notes due 2018 owned by the Reporting Person. The outstanding 5.00% Senior Secured Convertible Notes due 2018 may not be presently convertible within 60 days, however such notes may become convertible into shares of Common Stock in accordance with their terms following the date of this Schedule 13D.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on January 25, 2016 (the “Original Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.01 per share (“Common Stock”), of SunEdison, Inc. a Delaware corporation (the “Company”).
Item 4.   Purpose of the Transaction
Item 4 of this Schedule 13D is hereby amended to include the following:
As described in more detail in the Company’s Current Report on Form 8-K filed today with the Securities and Exchange Commission, on January 26, 2016 the Company entered into a letter agreement (the “Letter Agreement”) with Greenlight Inc. pursuant to which: (x) the Company appointed Claire Gogel, who was designated by Greenlight Inc., to the Board (as well as to the Board’s Nominating and Corporate Governance and Finance and Investment Committees) as an independent director, (y) the Company agreed, promptly  following the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 20, 2015 and amended as of December 9, 2015, by and among the Company, SEV Merger Sub Inc. and Vivint Solar, Inc. (the “Vivint Merger Agreement”), to amend the Company’s bylaws (the “Bylaws Amendment”)  to provide that, until the second anniversary of the Bylaws Amendment, the Company will not be permitted to make equity issuances without a supermajority vote of the Board (which is not obtained if two or more directors then in office, at least one of whom was not designated or nominated to the Board by Greenlight, its affiliates or associates, or any person with whom Greenlight is deemed to be part of a group, vote against such issuance), except in limited circumstances, and (z) subject to certain exceptions, the Company agreed to consult with Greenlight in connection with any equity issuances by the Company prior to the effective date of the Bylaws Amendment that would have required approval by a supermajority vote of the Board had the Bylaws Amendment been in effect from and after the date of the Letter Agreement. The foregoing description of the Letter Agreement is not complete and is qualified in its entirety by reference to the Letter Agreement attached as Exhibit 99.3 hereto.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Schedule 13D is hereby amended to include the following:
Item 4 of this Amendment No. 1 is hereby incorporated by reference.
Item 7.   Material To Be Filed as Exhibits
Item 7 of this Schedule 13D is hereby amended to include the following:
3. Exhibit 99.3 – Letter Agreement, dated as of January 26, 2016, between the Company and Greenlight Inc., incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K on January 27, 2016

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  January 27, 2016

GREENLIGHT CAPITAL, INC.

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS GP, LLC

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME ADVISORS, LP

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By:	/s/ Daniel Roitman
Name: Daniel Roitman
Title: Chief Operating Officer

/s/ Daniel Roitman
Daniel Roitman**, on behalf of David Einhorn

**  The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.